Exhibit 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

Barclays Private Bank and Trust Ltd	4,825

Barclays Global Investors Japan Trust & Banking	1,591,303

Barclays Global Investors Ltd	42,296,260

Gerrard Ltd	181,892

Barclays Capital Securities Ltd	250,253

Barclays Global Investors, N.A.	23,573,273

Barclays Global Fund Advisors	1,950,737

Barclays Global Investors Australia Ltd	827,787

Barclays Global Investors Japan Ltd	657,905

Barclays Bank Trust Company Ltd	11,826

Barclays Life Assurance Co Ltd	3,577,268

JP Morgan (BGI Custody) 18408	65,136

JP Morgan (BGI Custody) 16400	10,220,445

Chase Nominees Ltd 20947	31,357,784

Bank of Ireland	214,811

Barclays Capital Nominees LIMI	250,253

JP Morgan (BGI Custody) 16344	362,914

JP Morgan (BGI Custody) 16345	620,067

JP Morgan (BGI Custody) 16331	306,164

JP Morgan (BGI Custody) 16341	1,241,583

JP Morgan (BGI Custody) 16341	801,043

JP Morgan (BGI Custody) 17011	19,628

JP Morgan (BGI Custody) 16338	78,092

JP Morgan (BGI Custody) 16342	147,777

Barclays Trust Co & Others	2,855

Barclays Trust Co as Exec/ADM	3,192

Barclays Trust Co E99	675

Barclays Trust Co EP856	225

Barclays Trust Co R69	4,879

BNP Paribas	92,446

Chase Nominees Ltd	652,895

Investors Bank and Trust Co.	14,064

Investors Bank and Trust Co.	18,154

Investors Bank and Trust Co.	32,444

Investors Bank and Trust Co.	1,475,840

Investors Bank and Trust Co.	1,734,750

Investors Bank and Trust Co.	35,895

Investors Bank and Trust Co.	15,568

Investors Bank and Trust Co.	2,325,482

Investors Bank and Trust Co.	925,488

Investors Bank and Trust Co.	1,161,141

Investors Bank and Trust Co.	8,279,043

Investors Bank and Trust Co.	293,462

Investors Bank and Trust Co.	12,490

Investors Bank and Trust Co.	5,610,692

Investors Bank and Trust Co.	254,760

Investors Bank and Trust Co.	175,203

JP Morgan Chase Bank	637,900

JP Morgan Chase Bank	189,887

JP Morgan Chase Bank	36,229

JP Morgan Chase Bank	143,136

JP Morgan Chase Bank	35,286

JP Morgan Chase Bank	32,366

JP Morgan Chase Bank	146,971

JP Morgan Chase Bank	107,888

JP Morgan Chase Bank	12,510

JP Morgan Chase Bank	192,403

JP Morgan Chase Bank	92,438

JP Morgan Chase Bank	171,652

JP Morgan Chase Bank	565,634

JP Morgan Chase Bank	49,997

JP Morgan Chase Bank	95,876

JP Morgan Chase Bank	8,473

JP Morgan Chase Bank	11,472

JP Morgan Chase Bank	11,139

JP Morgan Chase Bank	128,438

JP Morgan Chase Bank	12,533

JP Morgan Chase Bank	73,382

Master Trust Bank	47,199

Mellon Trust – Boston	197,464

Mellon Trust of New England	533,180

Mitsubishi Trust International	6,438

Mitsubishi Trust International	35,038

Northern Trust Bank – BGI SEPA	670,145

Northern Trust Bank – BGI SEPA	107,569

Northern Trust Bank – BGI SEPA	310,816

R C Greig Nominees Limited a/c BL1	29,875

R C Greig Nominees Limited a/c CM1	4,285

R C Greig Nominees Limited GP1	112,120

R C Greig Nominees Limited SA1	35,612

State Street	25,072

State Street	6,111

State Street Boston	101,858

State Street Boston	1,109,827

Sumitomo TB	13,168

Sumitomo TB	9,777

Swan Nominees Limited	2,589

Swan Nominees Limited	2,236

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

20 AUGUST 2004

12. Total holding following this notification

74,923,329 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

6.29%

14. Any additional information

In September 2003 Barclays disclosed a holding of 10.01%. This included both material and non-material holdings. Barclays’ holding is now below 10% and the shares held on a non-material basis are not, therefore, disclosed.

15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

Date of notification

20 AUGUST 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.